Exhibit 14.1

FIRST CONSULTING GROUP

CODE OF BUSINESS CONDUCT AND ETHICS

AUGUST 1, 2003

TABLE OF CONTENTS

LETTER FROM THE CHAIRMAN AND CEO

INTRODUCTION

Purpose
Seeking Help and Information
Reporting Violations of the Code
Confidentiality and Policy Against Retaliation
Waivers of the Code

CONFLICTS OF INTEREST

CORPORATE OPPORTUNITIES

CONFIDENTIAL INFORMATION

COMPETITION AND FAIR DEALING

Relationships with Clients
Relationships with Suppliers
Relationships with Competitors

COMPANY RECORDS

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

COMPLIANCE WITH LAWS AND REGULATIONS

CONCLUSION

LETTER FROM THE CHAIRMAN AND CEO

August 1, 2003

Dear FCG Associate:

First Consulting Group (FCG) is dedicated to conducting its business consistent with the highest standards of business ethics.  We have an obligation to our clients, associates, shareholders, suppliers, community representatives and other business stakeholders to be honest, fair and forthright in all of our business activities.

As an associate FCG, you are faced every day with a number of business decisions.  It is your personal responsibility to uphold the Company’s high standards of business ethics in each and every one of these situations.  It is not possible for our Code of Business Conduct and Ethics (the “Code”) to address every situation that you may face.  If you use your good business judgment and experience, the majority of your business decisions are not likely to raise ethical issues.  When you are faced with an ethical issue, we hope that this Code will serve as a guide to help you make the right choice.

We encourage you to take this opportunity to review our policies and to discuss any questions you may have with your project manager, your coach or with the general counsel directly.  The guidelines set out in this Code are to be followed at all levels of this organization by our directors, officers, associates and agents.  We rely on you to uphold our core values and conduct our business honestly, fairly and with integrity.

Sincerely,
Luther J. Nussbaum
Chairman and CEO

INTRODUCTION

Purpose

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of First Consulting Group (FCG or Company) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.  This Code should be considered to be a minimum standard.  To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code applies to all of our directors, officers, associates and agents, wherever they are located and whether they work for FCG on a full or part-time basis.  We refer to all persons covered by this Code as “Company associates” or simply “associates.”  We also refer to our chief executive officer, our executive committee, our chief financial officer, our chief accounting officer, our vice president investor relations and our general counsel as our “principal officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face.  If you are faced with a difficult business decision that is not addressed in this Code, ask yourself the following questions:

•                  Is it legal?

•                  Is it honest and fair?

•                  Is it in the best interests of FCG?

•                  How does this make me feel about FCG and myself?

•                  Would I feel comfortable if an account of my actions was published with my name in the newspaper?

If you still feel uncomfortable about a situation or have any doubts about whether it is consistent with FCG’s high ethical standards, seek help.  We encourage you to contact your coach or human resources for help first.  If your coach or human resources cannot answer your question or if you do not feel comfortable contacting either, then contact the general counsel.  We have also established a confidential hotline where associates may anonymously report questionable accounting or auditing practices.

Reporting Violations of the Code

All associates have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to FCG.  Reporting a known or suspected violation of this Code by others should not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of FCG and its associates.

If you know of or suspect a violation of this Code, immediately report the conduct to your coach or human resources.  Your coach or human resources will contact the general counsel, who will work with you and your project manager or coach to investigate your concern.  If you do not feel comfortable reporting the conduct either your coach or human resources, or you do not get a satisfactory response, you may contact the general counsel directly.  The general counsel will work directly with you to investigate your concern.

FCG has also established a confidential Associate Hotline for reporting questionable accounting or auditing practices.  This hotline, which is hosted by an independent third-party, is available 24 hours a day, 7 days a week and may be accessed at (866) 866-1506 for all associates with the exception of those located in India.  For associates located in India, questionable accounting or auditing practices may be reported via email at soxfcg@messagepro.net.  You may remain anonymous if you choose and will not be required to reveal your identity in calls to this hotline or emails to the email address.  Those reporting questionable practices via email should reference account number 8661506.

It is the Company’s policy that any associate who violates this Code will be subject to appropriate discipline, including potential termination of employment, determined by human resources and the general counsel based upon the facts and circumstances of each particular situation.  An associate accused of violating this Code will be given an opportunity to present his or her version of the events at issue to human resources and the general counsel prior to any determination of appropriate discipline.  Any associate who fails to report known or suspected violations by another associate may also be subject to appropriate discipline.  Furthermore, associates who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms.  FCG may also face substantial fines and penalties in such situations, not to mention damage to the Company’s reputation and standing in the community.  In short, your conduct as an associate of FCG, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Confidentiality and Policy Against Retaliation

All questions and reports of known or suspected violations of the law or this Code will be treated with sensitivity and discretion.  Your coach, human resources, the general counsel and FCG will protect your confidentiality to the extent possible consistent with law and FCG’s need to investigate your concern.  FCG strictly prohibits retaliation against an associate who, in good faith, seeks help or reports known or suspected violations.  Any reprisal or retaliation against an associate because the associate, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.

Waivers of the Code

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances.  Waivers of this Code for associates may be made only by an executive officer of the Company at the request and with the concurrence of the general counsel.  Any waiver of this Code for our directors, executive officers or other principal officers may be made only by our Board of Directors or the appropriate committee of our Board of Directors and will be promptly disclosed to the public.

CONFLICTS OF INTEREST

A conflict of interest occurs when an associate’s private interest interferes, or appears to interfere, in any way with the interests of FCG as a whole.  You should actively avoid any private interest that may influence your ability to act in the interests of FCG or that makes it difficult to perform your work objectively and effectively.  It is difficult to list all of the ways in which a conflict of interest may arise.  Please refer to Policy Number 206 in the FCG Associate Handbook for FCG’s policies and procedures regarding conflicts of interest.

CORPORATE OPPORTUNITIES

As an associate of FCG, you have an obligation to put the interests of the Company ahead of your personal interests and to advance FCG’s interests when the opportunity to do so arises.  If you discover a business opportunity that is in FCG’s line of business, you must first present the business opportunity to the Company before pursuing the opportunity in your individual capacity.  No associate may use corporate property, information or his or her position for personal gain, and no associate may compete with FCG either directly or indirectly.

FCG requires that you fully disclose to your coach the terms and conditions of each business opportunity covered by this Code that you wish to pursue.  Your coach will contact the general counsel and the appropriate management personnel to determine whether the Company wishes to pursue the business opportunity.  If FCG waives its right to pursue the business opportunity, which must be authorized by an executive officer of the Company with the concurrence of the general counsel, you may pursue the business opportunity on the same terms and conditions offered to FCG and consistent with the other ethical guidelines set forth in this Code.  Business opportunities available to directors, executive officers and other principal officers may only be waived by our Board of Directors or the appropriate committee of our Board of Directors and will be promptly disclosed to the public.

CONFIDENTIAL INFORMATION

Associates have access to a variety of confidential information while employed at FCG.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its clients, if disclosed.  Associates have a duty to safeguard all confidential information, except when disclosure is authorized or legally mandated.  An associate’s obligation to protect confidential information continues after an associate leaves FCG.  Unauthorized disclosure of confidential information could cause competitive harm to FCG and could result in legal liability to you and the Company.

When discussing or in possession of confidential information, associates should always be aware of their surroundings.  Associates should not discuss FCG business in the presence of associates or others who do not have a right or need to know.  Associates should be particularly careful in public places, including restaurants, elevators, airplanes, commuter trains and other public places.  In appropriate circumstances, your coach, human resources or other appropriate Company personnel may authorize disclosure of confidential information.  Any outside requests for FCG information should only be handled by authorized persons.  Any question or concern regarding whether disclosure FCG information is legally mandated should be promptly referred to the general counsel.

Because of FCG’s business relationships with clients, suppliers and others, FCG associates may also have access to and be entrusted with confidential information of other companies.  In these cases, other companies’ confidential information must be afforded the same protection as FCG’s confidential information.

Please also refer to the First Consulting Group – HIPAA Privacy Policy (Policy Number 603 in the Associate Handbook) with respect to the handling of Protected Health Information in accordance with the Health Insurance Portability and Accountability Act of 1996.  For general policies concerning Proprietary Information/Non-Disclosure, please also refer to Policy Number 213 in the Associate Handbook.

COMPETITION AND FAIR DEALING

FCG competes vigorously but fairly.  All associates are obligated to deal fairly with the Company’s clients, suppliers and competitors.  Associates will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair-dealing practice.

Relationships with Clients

Our business success depends upon our ability to foster lasting client relationships.  Trust is the cornerstone of these relationships.  To build trust, FCG is committed to dealing with clients fairly, honestly and with integrity.

Relationships with Suppliers

FCG deals fairly and honestly with its suppliers.  This means that our relationships with suppliers are based on price, quality, service and reputation.  Associates dealing with suppliers must carefully guard their objectivity.  Specifically, no associate should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, their objective assessment of the supplier’s products and prices.  Associates can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice.

Relationships with Competitors

FCG is committed to free and open competition in the marketplace and throughout all business dealings.  Associates must avoid all actions that reasonably could be construed as being anti-competitive, monopolistic or otherwise contrary to laws governing competitive practices in the marketplace, including federal and state antitrust laws.  This includes misappropriation and/or misuse of a competitor’s confidential information, tampering with a competitor’s products or making false statements about the competitor’s business and business practices.

INTERACTIONS WITH THE GOVERNMENT

FCG conducts business with the U.S., state, local governments and the governments of other countries.  FCG is committed to conducting its business with all governments and their representatives with the highest standards of business ethics and in compliance with all applicable laws and regulations, including the special requirements that apply to government contracts and government transactions.  In your interactions with the government, you should:

•                  Be forthright and candid at all times.  No associate should ever intentionally misstate or omit any material information from any written or oral communication with the government.

•                  Exercise extreme care in maintaining records for and allocating costs to government contracts.  Costs incurred on one government project must never be charged against another government project.

•                  Never offer or exchange any gifts, gratuities or favors with, or pay for meals, entertainment, travel or other similar expenses for government associates.

If your job responsibilities include interacting with the government, you are expected to understand and comply with the special laws, rules and regulations that apply to your job position.  If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your coach, human resources and the general counsel.

COMPANY RECORDS

Accurate and reliable records are crucial to our business.  Our records are the basis of our earnings statements, financial reports and other disclosures to the public.  In addition, our records are the source of essential data that guides business decision-making and strategic planning.  FCG records include booking information, payroll, time reports, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects.  There is never a reason to make false or misleading entries.  In addition, undisclosed or unrecorded funds, payments or receipts are strictly prohibited.  You are responsible for understanding and complying with our record keeping policy.  Ask your project manager, coach or human resources if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

We are a public company and are required to report our financial results and a great deal of financial and other information about our business to the public and the Securities and Exchange Commission.  We are also subject to various securities laws and regulations.  It is our policy to promptly disclose accurate and complete information regarding the Company’s business, financial condition and results of operations.  Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage FCG and cause legal liability.

Associates should be on guard for, and promptly report, evidence of improper financial reporting.  Examples of suspicious activities that should be reported include:

•                  Financial results that seem inconsistent with the performance of underlying business transactions;

•                  Inaccurate Company records, such as overstated expense reports, or erroneous time sheets or invoices;

•                  Transactions that do not seem to have a good business purpose; and

•                  Requests to circumvent ordinary review and approval procedures.

FCG’s senior financial officers and other associates working in the Finance, Financial Planning and Accounting Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable.  Such associates must understand and strictly comply with generally accepted accounting principles as adopted by FCG and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

If an associate is responsible for reports or documents that FCG files with, or submits to, the Securities and Exchange Commission or related public communications, such reports, documents communications shall comply with all applicable governmental laws, rules and regulations and shall be full, fair, accurate, timely and understandable.

As indicated above, FCG has established a confidential Associate Hotline to allow associates to report questionable accounting or auditing practices on an anonymous basis.

POLITICAL CONTRIBUTIONS AND ACTIVITIES

The Company encourages its associates to participate in the political process as individuals and on their own time.  However, federal and state contribution and lobbying laws severely limit the contributions FCG can make to political parties or candidates.  It is FCG policy that Company funds or assets shall not be used to make a political contribution to any political party or candidate, unless the general counsel has given prior approval.

The following guidelines are intended to ensure that any political activity you pursue complies with this policy:

•                  Contribution of Funds.  You may contribute your personal funds to political parties or candidates.  The Company will not reimburse you for personal political contributions.

•                  Volunteer Activities.  You may participate in volunteer political activities during non-work time.  You may not participate in political activities during working hours.

•                  Use of Company Facilities.  The Company’s facilities may not be used for political activities (including fundraisers or other activities related to running for office).  The Company may make its facilities available for limited political functions, including speeches by government officials and political candidates, with the approval of the general counsel.

•                  Use of Company Name.  When you participate in political affairs, you should be careful to make it clear that your views and actions are your own, and not made on behalf of FCG.  For instance, FCG letterhead should not be used to send out personal letters in connection with political activities.

These guidelines are intended to ensure that any political activity you pursue is done voluntarily and on your own resources and time.  Please contact the general counsel if you have any questions about this policy.

COMPLIANCE WITH LAWS AND REGULATIONS

Each associate has an obligation to comply with the laws of the cities, states and countries in which FCG operates.  We will not tolerate any activity that violates any laws, rules or regulations applicable to the Company.  This includes, without limitation, laws covering commercial bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets.  You are expected to understand and comply with all laws, rules and regulations that apply to your job position.  If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your project manager, coach, human resources or the general counsel.

COMPLIANCE WITH INSIDER TRADING LAWS

Company associates are strictly prohibited from trading in the stock of FCG while in possession of material, nonpublic information about FCG.  In addition, Company associates are strictly prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock of FCG on the basis of material, nonpublic information.  Company associates who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade based on such information.  Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

The laws against insider trading are specific and complex.  FCG has adopted a separate policy on Insider Trading to take an active role in the prevention of insider trading violations by its Section 16 Persons, members of the Board of Directors, associates, contractors and others with respect to transactions in securities of the Company and in securities of other companies doing business with FCG.  This policy can be found in FCG’s Associate Handbook (Policy Number 602).  Any questions about information you may possess or about any dealings you have had in the Company’s securities should be promptly brought to the attention of the general counsel.

PUBLIC COMMUNICATIONS AND REGULATION FD

Public Communications Generally

FCG places a high value on its credibility and reputation in the community.  What is written or said about the Company in the news media and investment community directly affects our reputation, positively or negatively.  It is our policy to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data.  To ensure compliance with this policy, all news media or other public requests for information regarding the Company should be directed to FCG’s Investor Relations Department.  The Investor Relations Department will work with you and the appropriate personnel to evaluate and coordinate a response to the request.

Compliance with Regulation FD

In connection with its public communications, FCG is required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”).  Regulation FD provides that, when we disclose material, non-public information about the Company to securities market professionals or stockholders (where it is reasonably foreseeable that the stockholders will trade on the information), we must also disclose the information to the public.  “Securities market professionals” generally include analysts, institutional investors and other investment advisors.

To ensure compliance with Regulation FD, we have designated the following officials as “Company Spokespersons:”

•                  Chief Executive Officer

•                  Chief Financial Officer

•                  Vice President, Investor Relations.

Only Company Spokespersons are authorized to disclose information about the Company in response to requests from securities market professionals or stockholders.  If you receive a request for information from any securities market professionals or stockholders, promptly contact the Investor Relations Department to coordinate a response to such request.

Company associates who regularly interact with securities market professionals are specifically covered by Regulation FD and have a special responsibility to understand and comply with Regulation FD.

Contact the Legal Department if you have any questions about the scope or application of Regulation FD.

THE FOREIGN CORRUPT PRACTICES ACT AND OTHER LAWS GOVERNING OUR BUSINESS

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (the “FCPA”) prohibits the Company and its associates and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization.  Stated more concisely, the FCPA prohibits the payment of bribes, kickback or other inducements to foreign officials.  This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials.  Violation of the FCPA is a crime that can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Certain small facilitation or “grease” payments to foreign officials may be permissible under the FCPA if customary in the country or locality and intended to secure routine governmental action.  Governmental action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion.  For instance, “routine” functions would include setting up a telephone line or expediting a shipment through customs.  To ensure legal compliance, all facilitation payments must receive prior written approval from the general counsel and must be clearly and accurately reported as a business expense.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.  If you have any questions about these guidelines, please contact your coach, project manager or the general counsel.  We expect all FCG associates, regardless of their level or location, to adhere to these standards.  Each associate is separately responsible for his or her actions.  Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management.  If you engage in conduct prohibited by the law or this Code, you will be deemed to have acted outside the scope of your employment.  Such conduct will subject you to disciplinary action, including possibly termination of employment.

Note:  This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy.  We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.